Dykema Gossett PLLC Franklin Square, Third Floor West 1300 I Street N.W. Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
May 6, 2010
Via EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust Registration Statement on Form N-14 (File No. 333-165932)
Dear Ms. White:
          This letter responds on behalf of John Hancock Trust (“JHT”) to the request of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on May 4, 2010, that JHT file with the Commission change pages showing changes proposed to be made to the proxy statement/prospectus and Statement of Additional Information (“SAI”) included in the above-referenced registration statement in response to the staff’s comments on the registration statement. The staff’s comments were communicated to me by telephone on April 19, 2010. Both the staff’s comments and the proposed changes in response thereto are described in my letter to you dated and filed with the Commission on May 3, 2010. The changes will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933.
          The requested change pages, in the order in which they appear in the registration statement, accompany this letter and are marked to show the changes. Changes made in response to particular staff comments may be found as follows:

Comment 1	—	Page 6
Comment 2	—	Pages 9 and 16
Comment 4	—	Letter to Contract Owners and page 1
Comment 5	—	Pages 4 and 38-39
Comment 6	—	Pages 37-38
Comment 7	—	Page 6
Comment 8(b)	—	SAI pages 3 and 4
Comment 8(c)	—	SAI pages 3 and 4
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
May 6, 2010

          Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Bruce W. Dunne
Bruce W. Dunne
California | Illinois | Michigan | Texas | Washington D.C.

JOHN HANCOCK TRUST
601 Congress Street
Boston, Massachusetts 02210-2805
May 18, 2010
Dear Variable Annuity and Variable Life Contract Owners:
          A Special Meeting of Shareholders of John Hancock Trust (“JHT”) will be held at 601 Congress Street, Boston, Massachusetts 02210, on June 28, 2010 at 10:00 a.m., Eastern Time (the “Meeting”). At the Meeting, shareholders of each of two series or funds of JHT — the High Income Trust and U.S. High Yield Bond Trust (each, an “Acquired Fund”), will be asked to consider and approve a proposed Agreement and Plan of Reorganization (the “Plan”) providing for the combination of the Acquired Fund into the JHT fund listed below (the “Acquiring Fund”) (the “Reorganization”):

Acquired Funds		Acquiring Fund
High Income Trust	—	High Yield Trust
U.S. High Yield Bond Trust	—	High Yield Trust
          Under the Plan and with respect to each of the two combinations comprising the Reorganization: (i) the Acquiring Fund will acquire all the assets, subject to all the liabilities, of the Acquired Fund in exchange for shares of the Acquiring Fund; (ii) the shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund; and (iii) the Acquired Fund will liquidate and terminate. As a result, each shareholder of an Acquired Fund will become a shareholder of the Acquiring Fund. The total value of all shares of the Acquiring Fund issued in the Reorganization to an Acquired Fund will equal the total value of the net assets of the Acquired Fund. The number of full and fractional shares of the Acquiring Fund received by a shareholder of an Acquired Fund will be equal in value to the value of that shareholder’s shares of the Acquired Fund as of the close of regularly scheduled trading on the New York Stock Exchange on the closing date of the Reorganization. Holders of shares of Series I, Series II and NAV share classes (as applicable) of the Acquired Funds will receive, respectively, Series I, Series II and NAV shares of the Acquiring Fund. If approved by shareholders of the Acquired Funds, the Reorganization is expected to occur as early as November 5, 2010 or as late as May 2011, as determined by the officers of JHT.
          The Board of Trustees of JHT (the “Board”) has unanimously approved the Reorganization and believes that it will benefit shareholders of the Acquired Funds. The Reorganization is intended to consolidate JHT’s three high yield funds into a single fund in the context of substantial planned redemptions from each of the three funds by JHT’s Lifestyle Trusts. The Lifestyle Trusts operate as funds of funds and invest in other JHT funds. As part of an ongoing reallocation of their assets, the Lifestyle Trusts have begun the process of withdrawing an aggregate of more than $2 billion in assets from the three high yield funds. This process is expected to continue at least through 2010, and may continue into 2011, to ensure an orderly disposition of fund assets, including illiquid securities. By the time the Reorganization takes place, only the Acquiring Fund — and not the Acquired Funds — is expected to have sufficient assets to remain economically viable as a stand-alone fund. The Reorganization will permit shareholders of the Acquired Funds to continue their high yield investment strategies as shareholders of the Acquiring Fund which is expected to have better prospects for growth and efficient management than the Acquired Funds. In addition, the Acquiring Fund has lower overall expense ratios than the Acquired Funds. The Acquiring Fund has outperformed the High Income Trust for the three-year period (but not the one-year period), and the U.S. High Yield Bond Trust for the one-year period (but not the three-year period), ended December 31, 2009.
          The value of your investment will not be affected by the Reorganization, and it is expected to qualify as a tax-free reorganization for federal income tax purposes. However, the expenses of the combinations will in each case be borne by the Acquired Fund because it is expected principally to benefit from the combination.
* * *

JOHN HANCOCK TRUST
601 Congress Street
Boston, Massachusetts 02210-2805
PROXY STATEMENT/PROSPECTUS
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 28, 2010
Relating to the Following Fund Combinations:
(1) High Income Trust into High Yield Trust; and
(2) U.S. High Yield Bond Trust into High Yield Trust.
          This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Trustees (the “Board”) of John Hancock Trust (“JHT”) of proxies to be used at a Special Meeting of Shareholders of JHT to be held at 601 Congress Street, Boston, Massachusetts 02210, on June 28, 2010, at 10:00 a.m., Eastern Time (the “Meeting”).
          At the Meeting, shareholders of each of two series or funds of JHT — the High Income Trust and the U.S. High Yield Bond Trust (each, an “Acquired Fund”), will be asked to consider and approve a proposed Agreement and Plan of Reorganization (the “Plan”) providing for the combination of each Acquired Fund into another fund of JHT, the High Yield Trust (the “Acquiring Fund”) (each a “Combination” and, collectively, the “Reorganization”).
          Under the Plan and with respect to each of the two Combinations comprising the Reorganization: (i) the Acquiring Fund will acquire all the assets, subject to all the liabilities, of the Acquired Fund in exchange for shares of the Acquiring Fund; (ii) the shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund; and (iii) the Acquired Fund will liquidate and terminate. As a result, each shareholder of an Acquired Fund will become a shareholder of the Acquiring Fund. The total value of all shares of the Acquiring Fund issued in each Combination to the Acquired Fund will equal the total value of the net assets of the Acquired Fund. The number of full and fractional shares of the Acquiring Fund received by a shareholder of an Acquired Fund will be equal in value to the value of that shareholder’s shares of the Acquired Fund as of the close of regularly scheduled trading on the New York Stock Exchange (“NYSE”) on the closing date of the Reorganization (the “Exchange Date”). Holders of shares of Series I, Series II and NAV share classes (as applicable) of the Acquired Funds will receive, respectively, Series I, Series II and NAV shares of the Acquiring Fund. If approved by shareholders of an Acquired Fund, the Reorganization is expected to occur with respect to that fund as early as November 5, 2010 or as late as May 2011, as determined by the officers of JHT. All share classes of each Acquired Fund will vote in the aggregate and not by class. The consummation of the Reorganization as to one Acquired Fund is not contingent upon such consummation as to the other Acquired Fund. The terms and conditions of the Reorganization are more fully described below in this Proxy Statement/Prospectus and in the form of the Plan attached hereto as Appendix A.
          This Proxy Statement/Prospectus contains information shareholders should know before voting on the Reorganization. Please read it carefully and retain it for future reference. JHT’s Annual and Semi-Annual Reports to Shareholders contain additional information about the investments of the Acquired and Acquiring Funds, and the most recent Annual Report contains discussions of the market conditions and investment strategies that significantly affected such funds during their fiscal year ended December 31, 2009. Copies of these reports may be obtained at no charge by calling the appropriate toll free number listed below.
          A Statement of Additional Information dated May 18, 2010 (the “SAI”) relating to this Proxy Statement/Prospectus has been filed with the Securities and Exchange Commission (“SEC”) (File Nos. 2-94157 and 811-04146) and is also incorporated by reference into this Proxy Statement/Prospectus. Copies of the SAI may be obtained without charge by writing to JHT at the address stated above or by calling the appropriate toll free number listed below. Copies of JHT’s Prospectus and Statement of Additional Information, each dated May 3, 2010, may be obtained in the same manner. Shareholders having any questions regarding the Reorganization should call the appropriate toll free number listed below:

TABLE OF CONTENTS

Page
Introduction
Overview of the Reorganization
Proposal 1 Approval of Agreement and Plan of Reorganization providing for the combination of the High Income Trust into the High Yield Trust. (Only shareholders of the High Income Trust will vote on Proposal 1)

Proposal 2 Approval of Agreement and Plan of Reorganization providing for the combination of the U.S. High Yield Bond Trust into the High Yield Trust. (Only shareholders of the U.S. High Yield Bond Trust will vote on Proposal 2)

Information About the Reorganization
Agreement and Plan of Reorganization
Reasons for the Reorganization
Board Consideration of the Reorganization
Description of the Securities to Be Issued
Federal Income Tax Consequences
Capitalization
Additional Information About the Funds
Principal Risks of Investing in the Funds
Additional Information About the Funds’ Investment Policies
Subadvisers and Portfolio Managers
Rule 12b-1 Fees
Compensation of Financial Intermediaries	38
Dividends and Distributions	39
Purchase and Redemption of Shares	39
Disruptive Short-Term Trading
Tax Matters
Policy Regarding Disclosure of Fund Holdings
Broker Compensation and Revenue Sharing Arrangements
Shareholders and Voting Information
Outstanding Shares and Share Ownership
Financial Statements
Legal Matters
Other Matters
Appendix A Form of Agreement and Plan of Reorganization
Appendix B Financial Highlights of the Funds

economically viable as a stand-alone fund. The Reorganization will permit shareholders of the Acquired Funds to continue their high yield investment strategies as shareholders of Acquiring Fund which is expected to have better prospects for growth and efficient management than the Acquired Funds. In addition, the Acquiring Fund has lower overall expense ratios than the Acquired Funds. The Acquiring Fund has outperformed the High Income Trust for the three-year period (but not the one-year period), and the U.S. High Yield Bond Trust for the one-year period (but not the three-year period), ended December 31, 2009. The factors that the Board considered in deciding to approve the Reorganization are set forth under “Information About the Reorganization – Board Consideration of the Reorganization.”
          Each of the Combinations is expected to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). See “Information About the Reorganization – Federal Income Tax Consequences.”
          The funds have the same purchase and redemption procedures with respect to the distribution of shares, and the Reorganization will not result in any material change in these procedures. See “Additional Information About the Funds – Purchase and Redemption of Shares.”
          Shareholders of an Acquired Fund will not incur directly any fee in connection with the Reorganization. However, the expenses of each Combination will be borne by the Acquired Fund because it is expected principally to benefit from the Combination. These expenses, which have been accrued since the start of the redemptions of assets by the Lifestyle Trusts described above, are estimated to be $109,200 (less than $0.01 per share) for the High Income Trust and $133,500 (less than $0.01 per share) for the U.S. High Yield Bond Trust. If the Reorganization is not consummated as to an Acquired Fund, the expenses of the Reorganization as to that fund will be paid by the Adviser. In addition, each Acquired Fund is expected to dispose of substantial amounts of its portfolio securities (78% for the High Income Trust and 85% for the U.S. High Yield Bond Trust) in connection with the Reorganization and will thus incur brokerage commissions and other transaction costs, reducing the net asset value of its shares. The estimated portfolio transitioning costs, which will be incurred in the weeks immediately preceding the Reorganization, are $44,368 (approximately $0.02 per share) for the High Income Trust and $83,692 (approximately $0.02 per share) for the U.S. High Yield Bond Trust.

High Income Trust (Acquired Fund)	High Yield Trust (Acquiring Fund)
Hedging and Other Strategies:
Each fund is authorized to use all of the various investment strategies referred to below under “Additional Information about the Funds – Risks of Investing in Certain Types of Securities – Hedging, Derivatives and Other Strategic Transactions Risk.” More complete descriptions of options, futures, currency and other derivative transactions are set forth in the SAI.
Temporary Defensive Investing:

In abnormal circumstances, the fund may temporarily invest extensively in investment grade short-term securities. In these and other cases, the fund might not achieve its objectives.	In abnormal market conditions, the fund may take temporary defensive measures, such as holding large amounts of cash and cash equivalents that are inconsistent with its primary investment strategy. In taking those measures, the fund may not achieve its investment goals.
Fees and Expenses of the Funds
          This table describes the fees and expenses that you may pay if shares of the funds are held for your variable contract account. For each fund, expenses are based on those incurred during the fiscal year ended December 31, 2009 expressed as a percentage of average net assets during the period. The table also shows the Acquiring Fund pro forma expenses assuming that the Combination, and then the combination of a second fund into the Acquiring Fund as described under Proposal 2, took place at the commencement of the fiscal year ended December 31, 2009. The fees and expenses below do not reflect the fees and expenses of any variable contract that may use JHT as its underlying investment medium and would be higher if they did.
          The fees and expenses in the table do not reflect the planned redemptions of assets from the funds by the Lifestyle Trusts prior to the Reorganization. If they did, the fees and expenses would be higher.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

			Distribution		Total
		Management	and Service	Other	Operating
Fund/Class		Fees	(12b-1)Fees	Expenses	Expenses
(1) High Income Trust (Acquired Fund)	Series II	0.67%	0.25%	0.05%	0.97%
	NAV	0.67%	—	0.05%	0.72%

(2) High Yield Trust (Acquiring Fund)	Series II	0.66%	0.25%	0.04%	0.95%
	NAV	0.66%	—	0.04%	0.70%

(3) High Yield Trust (Acquiring Fund) (Pro forma combining(1) and (2))	Series II	0.66%	0.25%	0.03%	0.94%
	NAV	0.66%	—	0.03%	0.69%

(4) High Yield Trust (Acquiring Fund) (Pro forma combining (1), (2) and the Acquired Fund under Proposal 2)	Series II	0.66%	0.25%	0.03%	0.94%

U.S. High Yield Bond Trust (Acquired Fund)	High Yield Trust (Acquiring Fund)

focused on selecting investments that can capture the significant current income and capital appreciation potential of the high yield market while also managing downside risk. The total return sought by the fund consists of income earned on the fund’s investments, together with the appreciation that may result from decreases in interest rates or improving credit fundamentals for a particular industry or issuer.

Under normal circumstances, the subadviser invests:
• to 15% of total assets in any one industry; and
• Up to 5% of total assets in any one issuer.
The subadviser will generally invest in below investment grade debt securities that are rated at least “Caa” by Moody’s or “CCC” by S&P, or that are unrated but deemed by the subadviser to be of comparable quality but may also invest in securities rated below these ratings (or unrated securities of comparable quality). The average credit quality of the fund’s securities is expected to be at least B- as rated by S&P.

The fund’s investment process may, at times, result in a higher than average portfolio turnover ratio and increased trading expenses.

Hedging and Other Strategies:
Each fund is authorized to use all of the various investment strategies referred to below under “Additional Information about the Funds — Risks of Investing in Certain Types of Securities — Hedging, Derivatives and Other Strategic Transactions Risk.” More complete descriptions of options, futures, currency and other derivative transactions are set forth in the SAI.
Temporary Defensive Investing:
In abnormal market conditions, each fund may take temporary defensive measures, such as holding large amounts of cash and cash equivalents that are inconsistent with its primary investment strategy. In taking those measures, the fund may not achieve its investment goals.
Fees and Expenses of the Funds
          This table describes the fees and expenses that you may pay if shares of the funds are held for your variable contract account. For each fund, expenses are based on those incurred during the fiscal year ended December 31, 2009 expressed as a percentage of average net assets during the period. The table also shows the Acquiring Fund pro forma expenses assuming that the Combination, and then the combination of a second fund into the Acquiring Fund as described under Proposal 1, took place at the commencement of the fiscal year ended December 31, 2009. The fees and expenses below do not reflect the fees and expenses of any variable contract that may use JHT as its underlying investment medium and would be higher if they did.
          The fees and expenses in the table do not reflect the planned redemptions of assets from the funds by the Lifestyle Trusts prior to the Reorganization. If they did, the fees and expenses would be higher.

owned subsidiary of MFC which is based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Fund	Portfolio Managers
High Income Trust	Arthur N. Calavritinos
John F. Iles
Joseph E. Rizzo
Dennis R. McCafferty
The MFC Global (U.S.) portfolio managers share responsibility for managing the fund.
▪	Arthur N. Calavritinos. Co-Manager; Senior Vice President; he joined MFC Global (U.S.) in 1988. Mr. Calavritinos has managed the fund since 2006.
▪	John F. Iles. Co-Manager; Vice President; he joined MFC Global (U.S.) in 1999. Mr. Iles has managed the fund since 2008.
▪	Joseph E. Rizzo. Co-Manager; Assistant Vice President; he joined MFC Global (U.S.) in 2006 and was previously a bond trader at John Hancock Financial Services and in high-yield sales at Lehman Brothers. Mr. Rizzo has managed the fund since 2008.
▪	Dennis R.. McCafferty. Co-Manager; Assistant Vice President; he joined MFC Global in 2008 and was previously a principal and senior analyst at Pardus Capital Management, a New York-based hedge fund, and a senior equity analyst at Griffen-Rose. Mr. McCafferty has managed the fund since December 2009.
Wells Capital Management, Incorporated (“Wells Capital”)
Wells Capital, located at 525 Market St., San Francisco, California, is an indirect, wholly-owned subsidiary of Wells Fargo & Company. It was created to succeed to the mutual fund advisory responsibilities of Wells Fargo Bank and is an affiliate of Wells Fargo Bank. Wells Fargo Bank, which was founded in 1852, is the oldest bank in the western U.S. and is one of the largest banks in the U.S.

Fund	Portfolio Managers
U.S. High Yield Bond Trust	Phil Susser
Niklas Nordenfelt
Phil Susser. Senior Portfolio Manager and Co-Manager of the Sutter High Yield Fixed Income team at Wells Capital; he joined Sutter as a research analyst in 2001 and previously worked at Deutsche Bank Securities Inc. as an associate research analyst. Mr. Susser has managed the fund since 2005.
Niklas Nordenfelt, CFA. Senior Portfolio Manager and Co-Manager of the Sutter High Yield Fixed Income team at Wells Capital; he joined Sutter as an investment strategist in 2003 and previously worked at Barclays Global Investors, where he was a principal, working on their international and emerging markets equity strategies. Mr. Nordenfelt has managed the fund since 2007.
Western Asset Management Company (“WAMCO”)
          WAMCO is headquartered at 385 East Colorado Boulevard, Pasadena, California, 91101. Its sole business is managing fixed-income portfolios, an activity the firm has pursued for over 38 years. The firm’s clients include charitable, corporate, health care, insurance, mutual fund, public and union organizations, and client portfolios range across an equally wide variety of mandates, from money market to emerging markets.

Fund	Portfolio Managers
High Yield Trust	Steven A. Walsh
S. Kenneth Leech
Michael C. Buchanan
Keith J. Gardner

The WAMCO portfolio managers share responsibility for managing the fund.
▪	Steven A. Walsh. Co-Manager; Chief Investment Officer of WAMCO since September 2008, previously served as WAMCO’s Deputy Chief Investment Officer; he joined WAMCO in 1991. Mr. Walsh has managed the fund since 2006.
▪	S. Kenneth Leech. Co-Manager; Chief Investment Officer Emeritus of WAMCO since 2008, previously served as WAMCO’s Chief Investment Officer; he joined WAMCO in 1990. Mr. Leech has managed the fund since 2006.
▪	Michael C. Buchanan. Co-Manager; Portfolio Manager, joined WAMCO in 2005. Prior to WAMCO, Mr. Buchanan worked for Credit Suisse Asset Management Managing Director, Head of U.S. Credit Products, 2003-2005. Mr. Buchanan has managed the fund since 2006.
▪	Keith J. Gardner. Co-Manager; Portfolio Manager/Research Analyst, joined WAMCO in 1994. Mr. Gardner has managed the fund since 2006.
Rule 12b-1 Fees
          JHT has adopted a Distribution Plan under Rule 12b-1 under the 1940 Act for the Series I and Series II shares of each of the funds. NAV shares are not subject to Rule 12b-1 fees.
          Series I shares of the U.S. High Yield Bond Trust and the Acquiring Fund are subject to a Rule 12b-1 fee of 0.05% of Series I share average daily net assets, and Series II shares of the Acquired and Acquiring Funds are subject to a Rule 12b-1 fee of 0.25% of Series II share average daily net assets. Subject to approval by the Board, such fees may be increased to 0.15% for Series I shares and 0.35% for Series II shares.
          Rule 12b-1 fees will be paid to the JH Distributors or any successor thereto (the “Distributor”). To the extent consistent with applicable laws, regulations and rules, the Distributor may use Rule 12b-1 fees:
          (i) for any expenses relating to the distribution of the shares of the class,
          (ii) for any expenses relating to shareholder or administrative services for holders of the shares of the class (or owners of contracts funded in insurance company separate accounts that invest in the shares of the class) and
          (iii) for the payment of “service fees” that come within Rule 2830(d)(5) of the Conduct Rules of the Financial Industry Regulatory Authority.
          Without limiting the foregoing, the Distributor may pay all or part of the Rule 12b-1 fees from a fund to one or more affiliated and unaffiliated insurance companies that have issued variable insurance contracts for which the fund serves as an investment vehicle as compensation for providing some or all of the types of services described in the preceding sentence; this provision, however, does not obligate the Distributor to make any payments of Rule 12b-1 fees and does not limit the use that the Distributor may make of the Rule 12b-1 fees it receives. Currently, all such payments are made to insurance companies affiliated with JHT’s investment adviser and Distributor. However, payments may be made to nonaffiliated insurance companies in the future.
          Rule 12b-1 fees are paid out of a fund’s assets on an ongoing basis. Therefore, these fees will increase the cost of an investment in a fund and may, over time, be greater than other types of sales charges.
Compensation of Financial Intermediaries
           The funds of JHT are not sold directly to the general public but instead are offered as underlying investment options for variable insurance contracts. The distributors of these contracts, the insurance companies that issue the contracts and their related companies may pay compensation to broker-dealers and other intermediaries for distribution and other services and may enter into revenue sharing arrangements with certain intermediaries. The source of funds for these payments to intermediaries may be the fees paid by the funds under their agreements with insurance and related companies for management, distribution and other services. Payments by insurance and related companies to intermediaries may create a conflict of interest by influencing them and their salespersons to recommend such contracts over other investments. Ask your salesperson or visit your financial intermediary’s Web site for more information. In addition, payments by the funds to insurance and related companies may be a factor that an insurance company considers in including the funds as underlying investment options in variable insurance contracts. The prospectus (or other offering document) for your variable insurance contract may contain additional information about these payments.
Dividends and Distributions
          The dividends and distributions procedures with respect to the Acquired and Acquiring Funds are the same. JHT intends to declare as dividends substantially all of the net investment income, if any, of each fund. Dividends from the net investment income and the net capital gain, if any, for each fund will be declared not less frequently than annually and reinvested in additional full and fractional shares of that fund or paid in cash.
Purchase and Redemption of Shares
          Shares of each fund are offered continuously, without sales charge, at a price equal to their net asset value per share (NAV). The distributor is JH Distributors. Shares of each fund are sold and redeemed at their NAV next computed after a purchase payment or redemption request is received by the shareholder from the contract owner or after any other purchase or redemption order is received by JHT. Depending upon the NAV at that time, the amount paid upon redemption may be more or less than the cost of the shares redeemed. Payment for shares redeemed will generally be made within seven days after receipt of a proper notice of redemption. However, JHT may suspend the right of redemption or postpone the date of payment beyond seven days during any period when:
▪	trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed for other than weekends and holidays;

▪	an emergency exists, as determined by the SEC, as a result of which disposal by JHT of securities owned by it is not reasonably practicable or it is not reasonably practicable for JHT fairly to determine the value of its net assets; or

▪	the SEC by order so permits for the protection of security holders of JHT.
Calculation of NAV
          The NAV of the shares of each fund is determined once daily as of the close of day-time trading of the NYSE, Monday through Friday, except that no determination is required on:
     (i) days on which changes in the value of such fund’s portfolio securities will not materially affect the current NAV of the shares of the fund,
     (ii) days during which no shares of such fund are tendered for redemption and no order to purchase or sell such shares is received by JHT, or
     (iii) the following business holidays or the days on which such holidays are observed by the NYSE: New Year’s Day, Martin Luther King, Jr.’s Birthday, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.
          The NAVs per share of all funds are computed by:
     (i) adding the sum of the value of the securities held by each fund plus any cash or other assets it holds,
     (ii) subtracting all its liabilities, and
     (iii) dividing the result by the total number of shares outstanding of that fund at such time.

PRO FORMA FINANCIAL INFORMATION
Combination of High Income Trust into High Yield Trust
          The unaudited pro forma information provided herein should be read in conjunction with the annual reports of John Hancock Trust High Income Trust and John Hancock Trust High Yield Trust dated December 31, 2008 and December 31, 2009, respectively, both of which are on file with the SEC and are available at no charge.
          The unaudited pro forma information set forth below for the period ended December 31, 2009 is intended to present ratios and supplemental data as if the merger of the John Hancock Trust High Income Trust, or Acquired Fund, into the John Hancock Trust High Yield Trust, or Acquiring Fund, (collectively, the “Funds”) had been consummated at December 31, 2008. The merger is intended to consolidate the Acquired Fund with a similar fund advised by John Hancock Investment Management Services, LLC (“JHIMS”). The Acquired Fund is sub-advised by MFC Global Investment Management (U.S.), LLC. The Acquiring Fund is sub-advised by Western Asset Management Company.
          The Funds have the same administrator, fund recordkeeping services agent, investment managers, fund accounting agents and custodians. Each of such service providers has entered into an agreement with the Trust which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund except that the Acquired Fund’s Investment Management fees are as follows; 0.725% of the first $150 million of net assets; 0.675% of the next $350 million; 0.650% of the next $2 billion; and 0.600% of the excess over $2.5 billion. The Acquiring Fund Investment Management fees are as follows; 0.700% of the first $500 million of net assets; and 0.650% of the excess over $500 million.
          As of December 31, 2009, the net assets of: (i) the Acquired Fund were $571,413,877 and (ii) the Acquiring Fund were $1,886,107,297. The net assets of the combined fund as of December 31, 2009 would have been $2,457,367,606, reflecting a reduction of $109,200 due to estimated reorganization costs and $44,368 due to estimated portfolio transitioning costs.
          On a pro forma basis for the year ended December 31, 2009, the proposed reorganization would result in a $95,197 decrease in the management fees charged, and a decrease in other operating expenses (including audit fees) of $33,318 on a pro forma basis for the year ended December 31, 2009, resulting in a less than $0.01 per share expense decrease.
          No significant accounting policies will change as a result of the proposed reorganization, specifically, policies regarding valuation, Subchapter M compliance.
          It is estimated that approximately 78% of the portfolio securities held by the Acquired Fund will be sold in connection with the merger for the purpose of complying with the management style, investment policies or limitations of the Acquiring Fund. Estimated portfolio transitioning costs are stated above.
          The merger is expected to be tax free for federal income tax purposes. This means that no gain or loss will be recognized by the Acquired Fund or their shareholders as a result of the merger. The aggregate tax basis of the Acquiring Fund shares received by the shareholders of the Acquired Fund will be the same as the aggregate tax basis the shareholders of the Acquired Fund held in their shares of the Acquired Fund immediately before the merger.
          At December 31, 2009, the High Income Trust and the High Yield Trust had total capital loss carryforwards of $13,541,306 and $396,292,118, respectively, the availability of which to offset future capital gains, if any, in the Acquiring Fund may be limited.
The estimated reorganization costs of $109,200 incurred in connection with entering into and carrying out the provisions of the Agreement and Plan of Reorganization will be borne by the Acquired Fund. If the Reorganization is not consummated, the expenses of the Reorganization as to that Fund will be paid by JHIMS.

3

Combination of U.S. High Yield Bond Trust into High Yield Trust
          The unaudited pro forma information provided herein should be read in conjunction with the annual reports of John Hancock Trust U.S. High Yield Bond Trust and John Hancock Trust High Yield Trust dated December 31, 2008 and December 31, 2009, respectively, both of which are on file with the SEC and are available at no charge.
          The unaudited pro forma information set forth below for the period ended December 31, 2009 is intended to present ratios and supplemental data as if the merger of the John Hancock Trust U.S. High Yield Bond Trust, or Acquired Fund, into the John Hancock Trust High Yield Trust, or Acquiring Fund, (collectively, the “Funds”) had been consummated at December 31, 2008. The merger is intended to consolidate the Acquired Fund with a similar fund advised by John Hancock Investment Management Services, LLC (“JHIMS”). The Acquired Fund is sub-advised by Wells Capital Management, Inc. The Acquiring Fund is sub-advised by Western Asset Management Company.
          The Funds have the same administrator, fund recordkeeping services agent, investment managers, fund accounting agents and custodians. Each of such service providers has entered into an agreement with the Trust which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund except that the Acquired Fund’s Investment Management fees are as follows; 0.750% of the first $200 million of net assets; and 0.720% of the excess over $200 million. The Acquiring Fund Investment Management fees are as follows; 0.700% of the first $500 million of net assets; and 0.650% of the excess over $500 million.
          As of December 31, 2009, the net assets of: (i) the Acquired Fund were $652,117,246 and (ii) the Acquiring Fund were $1,886,107,297. The net assets of the combined fund as of December 31, 2009 would have been $2,538,007,351 reflecting a reduction of $133,500 due to estimated reorganization costs and $83,692 due to estimated portfolio transitioning costs.
          On a pro forma basis for the year ended December 31, 2009, the proposed reorganization would result in a $470,589 decrease in the management fees charged, and a decrease in other operating expenses (including audit fees) of $32,815 on a pro forma basis for the year ended December 31, 2009, resulting in a less than $0.01 per share expense decrease.
          No significant accounting policies will change as a result of the proposed reorganization, specifically, policies regarding valuation, Subchapter M compliance.
          It is estimated that approximately 85% of the portfolio securities held by the Acquired Fund will be sold in connection with the merger for the purpose of complying with the management style, investment policies or limitations of the Acquiring Fund. Estimated portfolio transitioning costs are stated above.
          The merger is expected to be tax free for federal income tax purposes. This means that no gain or loss will be recognized by the Acquired Fund or their shareholders as a result of the merger. The aggregate tax basis of the Acquiring Fund shares received by the shareholders of the Acquired Fund will be the same as the aggregate tax basis the shareholders of the Acquired Fund held in their shares of the Acquired Fund immediately before the merger.
          At December 31, 2009, the U.S. High Yield Bond Trust and the High Yield Trust had total capital loss carryforwards of $30,767,539 and $396,292,118, respectively, the availability of which to offset future capital gains, if any, in the Acquiring Fund may be limited.
The estimated reorganization costs of $133,500 incurred in connection with entering into and carrying out the provisions of the Agreement and Plan of Reorganization will be borne by the Acquired Fund. If the Reorganization is not consummated, the expenses of the Reorganization as to that Fund will be paid by JHIMS.

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